OMB APPROVAL


                                             OMB NUMBER:               3235-0145
                                             EXPIRES:            AUGUST 31, 1999
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )


                         MONTGOMERY REALTY GROUP, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK PAR VALUE $0.001
     ----------------------------------------------------------------------
                         (Title of Class of Securities)



                                  61411N 10 4
     ----------------------------------------------------------------------
                                 (CUSIP Number)


                                  MAY 2, 2000
     ----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the apppropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1(b)

      X  Rule 13d-1(c)

         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP NO. 61411N 10 4


1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     DINESH MANIAR
     -------------


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A)
                                                             (B)


3    SEC USE ONLY



4    CITIZEN OR PLACE OF ORGANIZATION

     U.S.A.
     ------

                       5    SOLE VOTING POWER:

Number of Shares               16,060,000

 Beneficially          6    SHARED VOTING POWER

   Owned By                    16,000,000

Each Reporting         7    SOLE DISPOSITIVE POWER

 Person With                   16,000,000

                       8    SHARED DISPOSITIVE POWER

                               16,060,000


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,060,000 (Includes 60,000 held by spouse)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     97.3%


12   TYPE OF REPORTING PERSON (See instructions)

     IN

ITEM 1(A)  NAME OF ISSUER:

              MONTGOMERY REALTY GROUP, INC.


ITEM 1(B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              400 OYSTER POINT BOULEVARD, SUITE 415
              SOUTH SAN FRANCISCO, CA 94080


ITEM 2(A)  NAME OF PERSON FILING:

              DINESH MANIAR


ITEM 2(B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              400 OYSTER POINT BOULEVARD, SUITE 415
              SOUTH SAN FRANCISCO, CA 94080


ITEM 2(C)  CITIZENSHIP:

              U.S.A.


ITEM 2(D)  TITLE OF CLASS OF SECURITIES:

              COMMON STOCK, $0.001 PAR VALUE


ITEM 2(E)  CUSIP NUMBER:

              61411N 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a)      Broker or Dealer registered under Section 15 of the Act

(b)      Bank as defined in section 3(a)(6) of the Act

(c)      Insurance Company as defined in section 3(a)(19) of the Act

(d)      Investment Company registered under section 8 of the Investment Company
         Act

(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see S 240.13d-1(b)(1)(ii)(F)

(g)      Parent Holding Company, in accordance with S 240.13d-1(b)(ii)(G) (Note:
         See Item 7)

(h)      Group, in accordance with S 240.13d-1(b)(1)(ii)(H)

            NOT APPLICABLE


ITEM 4.  OWNERSHIP:

     If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned: 16,060,000

(b)  Percent of Class:  97.3%

(c)  Number of shares as to which such person has:

     (i)    sole power to vote or to direct the vote: 16,000,000

     (ii)   shared power to vote or to direct the vote: 16,060,000

     (iii)  sole power to dispose or to direct the disposition of: 16,000,000

     (iv)   shared power to dispose or to direct the disposition of: 16,060,000

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Instruction:  Dissolution of a group requires a response to this item.

            NOT APPLICABLE

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            NOT APPLICABLE


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SECURITY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            NOT APPLICABLE


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

     If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            NOT APPLICABLE


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            NOT APPLICABLE

ITEM 10.  CERTIFICATION

     The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


             May 9, 2000                  /S/ Dinesh Maniar, President
---------------------------------         --------------------------------------
                Date                      Signature


                                          DINESH MANIAR, PRESIDENT
                                          --------------------------------------
                                          Name/Title


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.